CANNEX CAPITAL HOLDINGS INC.
1241 Alberni Street, Vancouver, B.C., V6E 4R4
Telephone: 604-689-8336

November 2, 2018

Re: Annual General and Special Meeting of Shareholders
of Cannex Capital Holdings Inc.
to be held on December 18, 2018 (the “Meeting”)

I, Anthony Dutton, Chief Executive Officer, of Cannex Capital Holdings Inc. (the “Company”), hereby certify that:

(a)

arrangements have been made to have proxy related materials for the Meeting sent in compliance with National Instrument 54-101 (the “Instrument”), to all beneficial owners at least 21 days before the date fixed for the Meeting;

(b)	arrangements have been made to carry out all of the requirements of the Instrument in addition to those described in subparagraph (a); and

(c)	the Company is relying on section 2.20 of the Instrument to abridge the time prescribed in subsections 2.1(b), 2.2(1) and 2.5(1) of the Instrument.

CANNEX CAPITAL HOLDINGS INC.

Per:

“Anthony Dutton”
Anthony Dutton
Chief Executive Officer